ARETE WEALTH MANAGEMENT LLC

YEAR ENDED DECEMBER 31, 2021

This report is deemed confidential in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53489

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Arete Wealth Management, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1115 W Fulton Market, 3rd Floor

(No. and Street)

Chicago	**IL**	**60607**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David C Hock	**312-940-3684**	David.Hock@AreteWealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum, LLP

(Name – if individual, state last, first, and middle name)

Nine Parkway North, Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joshua Rogers _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Arete Wealth Management, LLC _____, as of 12/31 _____, 2 1 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CALI FLANAGAN
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 12, 2024

Signature:

Title: CEO

Notary Public   3/24/22

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ARETE WEALTH MANAGEMENT LLC

YEAR ENDED DECEMBER 31, 2021

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Arete Wealth Management LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arete Wealth Management LLC (the "Company") as of December 31, 2021, the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The information presented in Schedule I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Marcum LLP

Deerfield, Illinois
March 23, 2022

ARETE WEALTH MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash and cash equivalents and restricted cash	$	1,786,784
Commissions receivable		3,250,681
Prepaid expenses		107,970
Total assets	$	5,145,435

LIABILITY AND MEMBER'S EQUITY

Liabilities:		
Commissions payable	$	2,952,096
Total liabilities		2,952,096
Member's equity		2,193,339
Total liability and member's equity	$	5,145,435

ARETE WEALTH MANAGEMENT LLC

STATEMENTS OF INCOME AND CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2021	
Revenues:	
Investment banking income	$ 17,602,477
Commission income	3,846,036
Wholesale consulting income	8,823,856
Managing broker dealer income	15,616,381
Other income	941,028
Total revenues	46,829,778
Expenses:	
Commission expense and clearing costs	38,914,252
Expense sharing	1,305,000
Professional fees	41,129
Registration fees	317,643
Arbitration award	278,172
Other	25,580
Total expenses	40,881,776
Net income	5,948,002
Member's equity, beginning of year	605,337
Member's distributions	(4,360,000)
Member's equity, end of year	$ 2,193,339

ARETE WEALTH MANAGEMENT LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2021		
Cash flows from operating activities:		
Net income	$	5,948,002
Adjustments to reconcile net income to cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		(2,023,111)
Prepaid expenses		(23,166)
Commissions payable		1,735,508
Accrued expenses		(185,000)
Net cash provided by operating activities		5,452,233
Cash flows from financing activity:		
Member's distributions		(4,360,000)
Net cash used in financing activity		(4,360,000)
Net increase in cash and cash equivalents and restricted cash		1,092,233
Cash and cash equivalents and restricted cash, beginning of year		594,551
Cash and cash equivalents and restricted cash, end of year	$	1,686,784

1. Organization and summary of significant accounting policies

Organization:

Arete Wealth Management LLC (the Company) is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, an Illinois limited liability corporation, was organized and began operations on January 20, 1998, and its operational life is perpetual. As a limited liability company, each member's liability is limited to the capital invested. The Company is headquartered in Chicago, Illinois. The Company is a wholly-owned subsidiary of Arete Wealth, Inc., a Delaware holding company specializing in financial service company management.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents and restricted cash:

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase to be cash equivalents.

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables, are used as collateral to secure the Company's liabilities and obligations to the clearing broker. As of December 31, 2021, the Company has $100,000 on deposit.

1. Organization and summary of significant accounting policies (continued)

Concentration of risk:

The Company maintains it cash in bank accounts which, at times, may exceed federally-insured limits. The Company has uninsured balances of approximately $1,437,000 at December 31, 2021. Management believes that the Company is not exposed to any significant credit risk on cash.

Commissions receivable:

Commissions receivable represents the net amount relating to commissions/trading income less clearing costs from the clearing organization. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Revenue recognition:

The Company recognizes revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services.

Income taxes:

The Company is a limited liability company and is taxed as a partnership under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income tax on its income. Instead, the member of the Company is liable for federal and state income taxes on its taxable income, if any.

As discussed in Note 1, the Company is a wholly-owned subsidiary of Arete Wealth, Inc., and thus, is a disallowed entity for income tax purposes.

2.   Revenue from contracts with customers

Significant judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment banking commission income

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and benefits are received by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.   At December 31, 2021, there were no such retainers.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer).   The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Variable Annuity Trail and 12b-1 Fee income

The Company earns variable annuity trails and 12b-1 fees in accordance with selling agreements. Fees are based on a percentage applied to the customer's assets under management.   Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

2.   Revenue from contracts with customers (continued)

Wholesale consulting and managing broker-dealer income

The Company receives fees that vary based on the terms of the individual contract.   Revenue is recognized on the date in which the customer accepts the subscription from the investor.   The Company believes this date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date.   These fees typically vary from 0.50% to 1.00%.

Disaggregation of revenue:

The following table presents disaggregated revenue by major source:

Year ended December 31, 2021	
Revenue from contracts with customers	
Investment banking income	$ 17,602,477
Commission income	
Equities and fixed income	402,011
Mutual funds and 12b-1	1,052,190
Variable annuities and trails	2,391,835
Total commission income	$ 3,846,036
Wholesale consulting income	$ 8,823,856
Managing broker dealer income	$ 15,616,381

3.   Clearing agreement

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

The Company's clearing agreement expired on December 4, 2017.   The clearing agreement contained a provision that stated that if there was no written notification provided to the Company at the conclusion of the renewal term, the contract will remain in effect until either party provides 90 days written notification of the termination of the contract, or a new clearing agreement is agreed upon.

4.   Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed a 15 to 1 ratio. At December 31, 2021, the Company had regulatory net capital of $1,542,183, which was $1,345,377 in excess of its required net capital of $196,806. At December 31, 2021, the Company's net capital ratio was 1.91 to 1. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

Additionally, the Company is a member of the National Futures Association (NFA), which requires the maintenance of adjusted net capital equal to or in excess of the greater of the following minimum net capital requirements:

    i. $45,000
    ii. $6,000 per office operated
    iii. $3,000 for each associated person sponsored
    iv. Amount of net capital required by Rule 15c3-1 of the Securities and Exchange Commission

At December 31, 2021, the Company's adjusted net capital under CFTC regulation 1.17 was $1,542,183, which was $1,345,377 in excess of its required net capital of $196,806.

5.　　Counterparty risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations.

6.　　Related party transactions

Per the terms of an expense sharing agreement, the parent company pays general expenses related to office space, salaries and insurance and allocates a portion of those expenses to the Company. Expense sharing fees paid to the parent organization were $1,305,000 for the year ended December 31, 2021.

7.　　Contingencies

The Company is periodically subject to examination of its operations by various regulatory agencies. There are no examinations currently in progress.

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages.   One of the lawsuits against the Company is a class-action lawsuit in which the Company is one of 76 broker-dealer defendants asserting an unspecified amount of damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time.

ARETE WEALTH MANAGEMENT LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2021

Computation of net capital:

Total member's equity from statement of financial condition	$	2,193,339
Deductions and/or charges:		
Nonallowable assets:		
Commissions receivable		(543,186)
Prepaid expenses		(107,970)
Net capital	$	1,542,183

Computation of net capital requirement:

Minimum net capital required (6-2/3% of $2,952,096)	$	196,806
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital	$	1,345,377

Computation of aggregate indebtedness:

Commissions payable	$	2,952,096
Percentage of aggregate indebtedness to net capital		191.42%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2021 unaudited FOCUS Part II Report.

See report of independent registered public accounting firm.

ARETE WEALTH MANAGEMENT LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

AS OF DECEMBER 31, 2021

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) thereof and those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Arete Wealth Management LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Arete Wealth Management LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, Illinois
March 23, 2022





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Arete Wealth Management LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Arete Wealth Management LLC **(**the "Company") identified the following provision of 17 C.F.R. §240.15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and (3) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Deerfield, IL
March 23, 2022





EXEMPTION REPORT

Arete Wealth Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, and (3) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ARETE WEALTH
1115 W. FULTON MARKET, 3rd FLOOR
CHICAGO, IL 60607

T 312.940.3684
F 312.264.0087

ARETEWEALTH.COM



I, Joshua Rogers, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Joshua Rogers

CEO

03/14/2022

ARETE WEALTH
1115 W. FULTON MARKET, 3rd FLOOR
CHICAGO, IL 60607

T 312.940.3684
F 312.264.0087

ARETEWEALTH.COM

Securities offered through Arete Wealth Management, member FINRA, SIPC, NFA. Advisory Services offered through Arete Wealth Advisors, an SEC Registered Investment Advisor.